SHELTON M. VAUGHAN
DIRECT DIAL: 713.402.3906
PERSONAL FAX: 713.583.9179
E-MAIL: SMVaughan@duanemorris.com
www.duanemorris.com
August 14, 2008
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
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Attn:	Mr. H. Roger Schwall Assistant Director Re: Diamond Offshore Drilling, Inc.
Dear Mr. Schwall:
     Reference is made to the comments received by Diamond Offshore Drilling, Inc. (the “Company”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission by the letter (the “Comment Letter”) dated July 31, 2008 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2007, filed on February 25, 2008, and Definitive Schedule 14A filed on April 2, 2008 (File No. 001-13926). On behalf of the Company, this letter will confirm that the Company anticipates responding to the Comment Letter on or about August 22, 2008, with the Staff’s concurrence, as I discussed with James Giugliano.

Very truly yours, /s/ Shelton M. Vaughan Shelton M. Vaughan

cc:	Mr. James Giugliano Securities and Exchange Commission William C. Long, Esq. Senior Vice President, General Counsel and Secretary Diamond Offshore Drilling, Inc.
Duane Morris llp

3200 SOUTHWEST FREEWAY, SUITE 3150 HOUSTON, TX 77027-7534	PHONE: 713.402.3900 FAX: 713.402.3901